November 9, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Johnny Gharib
Dan Greenspan
Vanessa Robertson
Lisa Vanjoske

Re:	Mesoblast Limited
Draft Registration Statement on Form F-1
Filed November 6, 2015
CIK No. 0001345099

Ladies and Gentlemen:

On behalf of Mesoblast Limited (the “Company”), we submit this letter in response to an oral comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 7, 2015 relating to the Company’s Registration Statement on Form F-1 (CIK No. 0001345099) submitted to the Commission on November 6, 2015 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comment and is filing concurrently with this letter an amendment to the Registration Statement on Form F-1 (“Amendment No. 2”) which reflects these revisions and updates and clarifies certain other information.

1.	The Exhibit Index in the Registration Statement should be amended to specify the exhibits for which confidential treatment has been requested.

The Company acknowledges the Staff’s comment and has revised the Exhibit Index in Amendment No. 2 in order to specify those exhibits for which confidential treatment has been requested.

U.S. Securities and Exchange Commission

November 9, 2015

Please direct your questions or comments regarding this letter or the Registration Statement to the undersigned at (650) 320-4626. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jeffrey D. Saper

Jeffrey D. Saper

cc:	Silviu Itescu, Mesoblast Limited
Peter T. Howard, Mesoblast Limited
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati
Megan J. Baier, Wilson Sonsini Goodrich & Rosati
Thomas J. Ivey, Skadden, Arps, Slate, Meagher & Flom LLP